OMV Aktiengesellschaft

09045843

OMV Investor News

March 30, 2009

082-03209

OMV sells its 21.2% stake in MOL

SUPPL

OMV the leading energy group in the European growth belt has sold its 21.2% stake in MOL (corresponding to 22,179,488 MOL shares) to Surgutneftegas, for a total consideration of EUR 1,400 mn. After settlement of the transaction OMV will not own any further shares in Hungarian oil and gas group.

Due to restrictions indicated by the European Union as well as the rejection of the MOL board, OMV terminated its respective merger activities in August 2008. Therefore the sale of the MOL shares conducted by the investment bank JP Morgan is a logical step and in line with OMV's strategy of acting in the best interest of its shareholders by maximising the value of its investment. With EUR 1,400 mn a good price has been achieved. This price corresponds to HUF 19,212 per share compared to Friday's closing price of the MOL stock of HUF 9,940 per share.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press
Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

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